

VIA FACSIMILE AND U.S. MAIL

December 17, 2008

Michael D. Grubbs
Senior Vice President and Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, California 92660

> **RE: William Lyon Homes**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 1-31625**

Dear Mr. Grubbs:

We have reviewed the above referenced filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

General

2. On page 36, you indicate that during the last half of the fourth quarter of 2005,
   you began experiencing slowing in new orders, increases in cancellations and
   increasing price pressures from competitors. This softening in your markets
   continued in 2006 and 2007 and is expected to continue in 2008. We note that the
   dollar amount of backlog of homes sold but not closed was $107.9 million as of
   December 31, 2007, down 63.5% from $295.5 million as of December 31, 2006.
   We also note that cancellation rates were 33% in fiscal 2006 and fiscal 2007. As
   such, please expand your backlog disclosures to address the following:
   • Given the cancellation rates in 2007, please disclose how backlog is affected
     by cancellations rates; and
   • Please disclose any trends in backlog by each geographic segment and the
     potential impact on revenue, impairment assessments and liquidity.

3. We note your discussion of the homebuilding environment and the impact that
   developments in the homebuilding industry have had on your results of
   operations. Please provide additional quantitative disclosures that convey to
   investors the current and ongoing risks related to the recoverability of your
   homebuilding assets as well as the risk that additional charges may need to be
   recorded.

Financial Condition and Liquidity, page 40

General

4. On pages 102 and 116, you indicate that as a common practice required by
   commercial lenders, you are obligated to repay loans to a level such that they do
   not exceed certain required loan-to-value or loan-to-cost ratios. Please quantify
   and disclose these ratios and discuss the impact of such repayments on liquidity
   and capital resources.

5. We remind you that Item 303(A)(1) and (2) of Regulation S-K states that you
   should discuss known trends or any known demands, commitments, events or
   uncertainties that will result in or that are reasonably likely to impact your
   liquidity in any material way as well as any material changes in the mix or
   relative cost of your capital resources. Given the trends and conditions in the
   homebuilding environment and your land sales transactions which you have
   discussed elsewhere, please expand your disclosures to comprehensively address
   the current and potential future impact of these trends and conditions on your
   liquidity and capital resources.

Revolving Credit Facilities, page 45

6. Expand your table to quantify the availability under each credit facility as a result of applying the various borrowing base and concentration limitations. In this regard we note that disclosing the aggregate availability of these facilities in the text following the table does not provide adequate transparency regarding the liquidly these facilities are able to provide.

Critical Accounting Policies, page 51

Real Estate Inventories and Cost of Sales, page 51
Impairment of Real Estate Inventories, page 52

7. You disclose that during 2007 and 2006, the Company incurred impairment losses on real estate assets in the amount of $231.1 million and $39.9 million due to "slower than anticipated home sales and lower than anticipated net revenue due to the decline in the homebuilding industry. We further note that you recorded additional impairment losses of $80.9 million during the nine months ended September 30, 2008 "due to continued deterioration of market conditions in the housing industry." In light of these significant losses, your current critical accounting policy and your related basis for the impairment losses of real estate inventories is too general in nature to provide an investor with sufficient information about the impairments themselves and management's insights and assumptions with regard to the recoverability of your remaining inventory balances. Specifically, we believe you should provide the additional disclosures in future filings:

   • Expand your disclosures to describe the steps that you perform to review your (i) deposits, (ii) land, (iii) construction in progress, (iv) completed inventory, including model homes and (v) inventories not owned. Clarify how you determine which assets should be tested for impairment as well as at what point in time they should be tested for impairment. You state that SFAS 144 requires impairment losses to be reported on real estate when indicators of impairment are present and the undiscounted cash flows estimated to be generated by real estate inventories are less than the carrying amount of such assets. However, it is not clear what indicators of impairment help you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances;
   • Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rates,

timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions. Also address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts;

- Please disclose the number of communities tested for impairment during each period presented, and the total number of communities which exist at the end of each period presented; and
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

8. Fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Controls and Procedures, page 56

9. Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007. If your disclosure controls and procedures are effective at the reasonable assurance level, please revise your disclosure accordingly.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 88

Segment Information, page 88

10. During our review of your Form 10-K for the year ended December 31, 2005, we issued a comment regarding the aggregation of your five geographic home building regions into a single home building segment. In a response letter dated August 18, 2006 you indicated that you had terminated registration of your common stock and that you had announced that your subsidiary, William Lyon Homes, Inc. intended to withdraw its 10 ¾ % Senior Notes and its 7 ½ % Senior Notes from listing on the New York Stock Exchange. You further noted that William Lyon Homes, Inc. also had 7 5/8 % Senior Notes outstanding that were not listed on the New York Stock Exchange and that following the delistings William Lyon Homes, Inc. intended to terminate the registration of its senior notes under the Securities Exchange Act of 1934. Based on that information, we did not to pursue the segment issue at that time. However, given your continued reporting under the Exchange Act, we have the following comments regarding your segment reporting.

As described in paragraph 3 of FAS 131, the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements:

a. Better understand the enterprise's performance;
b. Better assess its prospects for future net cash flows; and
c. Make more informed judgments about the enterprise as a whole.

Because homebuilders primarily operate in a single type of business activity, the purpose of segment reporting is to provide information about the different economic environments in which you operate. Further, because the nature of your business is tied to geography and is in fact managed on that basis, geographic areas, in effect, appear to represent your different economic environments.

You have indicated that each of your five homebuilding regions represent your operating segments. It is unclear to us whether you have operating segments at a lower level of reporting (i.e. the projects and communities you have identified on pages 8 through 11 of your Form 10-K). This designation however may result in the identification of a large number of operating segments. Considering the guidance of paragraph 24 of SFAS 131, we note that there are practical limits to the number of reportable segments that would be useful to users of your financial statements. We further recognize that one may interpret paragraph 17 to imply that certain operating segments should not be aggregated due to their economic dissimilarity. We acknowledge that this interpretation presents considerable implementation problems. Therefore, we do not object to the concept of large regional reportable segments because of:

- The strong geographic nature of your business;
- The guidance of paragraph 24, which limits the usefulness of too many reportable segments; and
- Other practical implementation issues.

We caution you that even if your five homebuilding regions appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We remind you that this basic aggregation principle is applied at the operating segment level and as indicated above it is unclear whether your operating segments may be at your project or communities level. In addition, based on the information you provided in your August 18, 2006 response, we do not concur that your five homebuilding regions historically showed similar economic characteristics.

As such, please revise future filings to provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of your five homebuilding regions. In addition, your disclosures should clarify the following:

- In each periodic report you should disclose each component of your reportable segments;
- To the extent that your involvement in any smaller region would be helpful to users, you should disclose that fact;
- You should provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual regions or operating segments included in each reportable segment, where such information is useful to an understanding or your operations; and
- Please also disclose your contract cancellations and impairments in dollar amount, by geographic segment and comparatively for each period in your MD&A.

Note 6 – Notes Payable and Senior Notes, page 103
Consolidating Statement of Cash Flows, page 112

11. Your December 31, 2007 and 2006 consolidating balance sheet reflects material intercompany receivable and intercompany payables. Please tell us how you determined that changes in intercompany receivables/payables should be classified as operating activities instead of financing activities. The guidance in paragraph 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

Form 10-Q for the Quarter Ended September 30, 2008

General

12. Please address the above comments in your interim filings as well.

Note 4 – Real Estate Inventories, page 19

13. Given that you have temporarily suspended all development, sales and marketing
activities of thirteen projects during 2008, please tell us whether the real estate
assets of those thirteen projects were separately assessed for impairment as of
December 31, 2007. If they were separately assessed for impairment as of
December 31, 2007, please tell us how your decision to temporarily suspend these
projects affected the underlying assumptions used for your impairment analysis
subsequent to December 31, 2007. If they were not separately assessed for
impairment as of December 31, 2007, please clarify why not.

Financial Condition and Liquidity, page 46

14. You indicate that you believe that your current borrowing capacity and increases
reasonably available to you, cash on hand and anticipated net cash flows from
operations are and will be sufficient to meet current and reasonably anticipated
liquidity needs on both a near term and long-term basis (and in any event for the
next twelve months) for funds to build homes, run your day-to-day operations,
acquire land and capital assets and fund mortgage operations. We note that your
homebuilding revenues decreased by 42.4% or $279.7 million from the nine
months ended September 31, 2007 to the nine months ended September 30, 2008.
In addition, on page 52, you indicate that at September 30, 2008, you had
available borrowings of $9.7 million under the Revolving Credit Facility. Given
the information above, please discuss the significant changes in these sources of
cash from period to period and the impact of these changes on your liquidity and
capital resources. Please further advise how you determined that these sources
will still be sufficient to meet your needs over the next twelve months. Please
disclose if you expect any alternative sources of funding to be available in the
future.

15. At December 31, 2007, you had available borrowings of $169.9 million under the
Revolving Credit Facility. At September 30, 2008, your available borrowings
significantly declined to $9.7 million under the Revolving Credit Facility as
limited by the borrowing base formulas.   Please expand your disclosures to
explain the reasons for the decrease in available borrowings and whether you
expect further decreases in future periods. Please discuss the potential impact of
reductions in the availability of borrowings on your current and future liquidity.
Please also discuss the impact on your access to new capital and interest rates on

current and/or future debt. Please discuss the impact, if any, on your business, results of operations and financial condition as well.

16. You indicate that you received a waiver from each of your respective lenders for non-compliance with the tangible net worth covenant for the quarter ended December 31, 2007. You also indicate that modifications for the facilities of $100.0 million and $35.0 million were effective January 1, 2008. The tangible net worth shall not be less than $175 million. Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any covenants could lead to the acceleration of payments due under any of your debt arrangements. Given your recent modifications and waivers, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting period. Your disclosure should include your tangible net worth and any other covenants which provide a better understanding of your covenant restrictions.

17. On pages 49 and 50, you indicate that you repaid a portion of all three of your Senior Notes resulting in significant gains. Please discuss the impact of such repayments on your liquidity and capital resources, including but not limited to the impact on your interest payment obligations.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief